

December 15, 2010

Mr. Michael Benstock
Chief Executive Officer
Superior Uniform Group, Inc.
10055 Seminole Blvd.
Seminole, FL 33772

> **Re: Superior Uniform Group, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-05869**
> **Schedule 14A**
> **Filed March 15, 2010**

Dear Mr. Benstock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis, page 11

1. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, please confirm that in future filings you will revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more

meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Operations, page 11

2. Please confirm that in future filings you will provide a more detailed discussion as to the reason(s) for the results of operations.

Liquidity and Capital Resources, page 11

3. We note you include advances to suppliers as a component of your accounts receivable balance. We also note at December 31, 2009, you had an advance to a supplier in Haiti of approximately $1.3 million. Please (i) provide us with the current status of this receivable (i.e. were products received from the supplier subsequently to offset such advance), (ii) provide us with the total amount of advances included in your accounts receivable and (iii) confirm in future filings you will disclose the amount of advances to suppliers included in your accounts receivable balance to provide an investor with a better understanding of your accounts receivable from customers versus advances to suppliers.

Exhibits

4. We note that exhibits 4.1, 4.2, 4.3, and 4.4 are missing exhibits, schedules and/or attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Schedule 14A filed March 15, 2010

Management, page 4

5. On page four you present biographic information for your directors and include a statement that, "[t]ogether, the experience and attributes included below provide the reasons that these individuals are nominated for re-election." Please note that the requested disclosure pursuant to revised Item 401(e) of Regulation S-K requires disclosure on an individualized basis. For guidance your attention is directed to Regulation S-K CDI 116.05. Please provide us with draft disclosure and confirm that you will comply in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director